

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2019

Dewan F. H. Chowdhury
Chief Executive Officer
Nemaura Medical Inc.
Advanced Technology Innovation Centre
Loughborough University Science and Enterprise Parks
5 Oakwood Drive
Loughborough, Leicestershire LE11 3QF

> **Re: Nemaura Medical, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 27, 2019**
> **File No. 333-230535**

Dear Mr. Chowdhury:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Atallah at (202) 551-3663 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: Craig D. Linder, Esq.